STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

September 7, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Lara Hatch

Re:	Lazard World Dividend & Income Fund, Inc.
(Registration No: 811-21751; 333-124045)

Ladies and Gentlemen:

On August 12, 2011 we received comments from Ms. Lara Hatch of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the annual report included within the Form N-CSR filed by Lazard World Dividend & Income Fund, Inc. (the "Fund") for the fiscal year ended December 31, 2010 (the "Annual Report"), filed with the Commission on March 10, 2011, and we are submitting this letter to respond to the Staff's comments.  For the convenience of the Staff, those comments have been restated below in their entirety, and the Fund's response is set out immediately following each comment.

1.
Comment:  Please confirm whether "Currency Commitments" (as defined in the notes to the Annual Report), which are a component of Financial Leverage (the amount of Financial Leverage to be included in the Fund's Total Leveraged Assets for purposes of the investment advisory fee calculation), are valued at the notional value or at market value.

Response:  Currency Commitments are calculated based on notional value.

2.	Comment: Please confirm whether Currency Commitments include both "Forward Currency Purchase Contracts" and "Forward Currency Sale Contracts" on pages 10-14 of the Annual Report.

Response:  Currency Commitments include the notional value of both Forward Currency Purchase Contracts and Forward Currency Sale Contracts.

3.
Comment:  In future reports, consider including the investment management fee for the period as a percentage of Net Assets (as defined in the Annual Report).  See, for example, the statement on page 24 of the Annual Report:  "Assuming Financial Leverage in the amount of 33 1/3% of the Fund's Total Leveraged Assets, the annual fee payable to the Investment Manager would be 1.35% of Net Assets (i.e., not including amounts attributable to Financial Leverage)."

Response:  We have been advised that the Fund intends to include in future reports the investment management fee for the period as a percentage of Net Assets.

*    *    *    *    *

We hope the Staff finds this letter responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding this letter, they should call the undersigned at 212.806.6141.

Very truly yours,

/s/ Janna Manes
Janna Manes

cc:	Stephen St. Clair
Tamar Goldstein

LAZARD WORLD DIVIDEND & INCOME FUND, INC.
30 Rockefeller Plaza
New York, New York  10112

September 7, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Lara Hatch

Re:	Lazard World Dividend & Income Fund, Inc. (the "Fund")
Report on Form N-CSR for Period Ended December 31, 2010 (the "Report")

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Report;
•	Staff comments or changes to disclosure in response to Staff comments on the Report do not foreclose the Commission from taking any action with respect to the Report; and
•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAZARD WORLD DIVIDEND & INCOME FUND, INC.

By:	/s/ Stephen St. Clair
	Name:	Stephen St. Clair
	Title:	Chief Financial Officer